SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	Call to Nortel Inversora S.A. Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting, to be held on August 2, 2011
2.	Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting to be held on August 2, 2011.

Item 1

“NORTEL INVERSORA S.A.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL

AND SPECIAL CLASS “A” PREFERRED STOCKHOLDERS’

MEETING

Call to Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting, to be held on August, 2nd, 2011, at 10:00 am, at Alicia Moreau de Justo 50, Ground Floor, in the City of Buenos Aires, with the following Agenda:

AGENDA

1)	Appointment of two stockholders to approve and sign the Minutes.

2)	Consideration of the non-appropriated profit amounts as of December 31, 2010 of AR$2,620 million (currently AR$2,231 million, following the dividend distribution in an amount of AR$389 million approved by the stockholders’ meeting held on April 7, 2011). Proposal of the Board of Directors on (i) a new payment in cash of a preferred basic dividend to the Class A Preferred Shares subject to the scheduled redemption to be considered as Item Three of the Agenda, pursuant to the terms and conditions of issuance; and (ii) the carrying forward of the remaining balance. The amount to be paid pursuant to (i) shall be subject to the application –on its assesment basis- of the Coeficiente de Estabilización de Referencia (“CER”) corresponding to the date on which such amount will be effectively made available, which adjustment will in turn be reflected on the remaining balance to be carried forward.

3)	Reduction of the capital stock as a result of the scheduled redemption (pursuant to the terms and conditions of issuance), pro rata of each shareholder’s holdings, of (i) 418,198 Class “A” Preferred Shares, par value AR$10 per share, at the applicable redemption value, to be adjusted by application of the CER corresponding to the date on which the redemption value will be effectively made available; and (ii) the number of Class “A” Preferred Shares that will need to be redeemed as a consequence of the fractions resulting from the calculation of the redemption referred to in (i), at the same value.

4)	Ratification by the holders of Class “A” Preferred Shares, at a special shareholders’ meeting of holders of Class “A” Preferred Shares, of the resolutions approved in connection with Items Second and Third of the Agenda.

THE BOARD

NOTE I: To attend the shareholders’ meeting, Ordinary Stockholders and Class A Preferred Stockholders shall notify us of their attendance no less than three business days before the shareholders’ meeting, at Av. Alicia Moreau de Justo 50, 11° Floor, City of Buenos Aires, from 10.00 am to 12.00 pm and from 3.00 pm to 5.00 pm. Deadline is July 27th, 2011, at 5.00 p.m. Items One, Two and Three must be considered at the Annual and Extraordinary General Meeting and Item Four must be considered at the Special “Class A” Stockholders Meeting. The shareholders’ meeting shall be held in a domicile other than the legal domicile of the Company.

NOTE II: Pursuant to General Resolution N° 465/2004 of the CNV, upon registration to participate in the Stockholders’ Meeting, the following details of each holder of record of the shares must be disclosed: full name or corporate name; type and ID number for individuals or registration data for legal entities expressly indicating the Registrar where they are registered and the jurisdiction and domicile, indicating type of domicile. The same data must be furnished by whoever is in attendance at the shareholders’ meeting to represent the holder of record of the shares.

NOTE III: Those who intend to participate in the Stockholders’ Meeting as custodians or managers of third parties’ shares must meet the requirements on Item II.9 of the CNV Rules in order to cast dissenting votes.

NOTE IV: Printed copies of the documentation to be analyzed at the shareholders’ meeting, including Board proposals regarding matters under consideration, are available at the legal domicile of the Company at the times and dates mentioned in Note I.

Item 2

Proposals made by the Board of Directors in connection with each of the Items of the Agenda for the Annual and Extraordinary General and Special Class “A” Preferred Stockholders’ Meeting to be held on August 2, 2011 (the “Meeting”).

First Item: The Board of Directors proposes that the Shareholders appoint the two shareholders having registered the highest number of shares to participate in the Meeting, to approve and sign the minutes thereof.

Second Item: The Board of Directors proposes:

(i)	to make available for payment, in cash, as from August 29, 2011, a new preferred basic dividend corresponding to the “Class A” Preferred Shares subject to the scheduled redemption to be considered as Item Three of the Agenda, so as to cancel all of the preferred basic dividends accumulated by the “Class A” Preferred Shares subject to scheduled redemption (the “Redeemed Shares”, which defined term shall include when applicable the Additional Shares as defined further below), pursuant to item X.5 (Section 17), first paragraph, of the Rules of the Comisión Nacional de Valores (CNV) [Argentine Securities Commission]. As a result of such payment, the following will be discharged: (a) 75.252562% of the total preferred basic dividends accumulated by the Redeemed Shares relating to fiscal year 2008, which –as of the date hereof- is the balance of such dividends; and (b) 100% of the preferred basic dividends accumulated by the Redeemed Shares relating to fiscal years 2009 and 2010;

Based on an aggregate of 418,198 Redeemed Shares, and applying the projected CER corresponding to August 29, 2011, (2.8022), the total amount of such dividend would be AR$57,749,963.82, which represents an amount of AR$138.092396 for each “Class A” Preferred Share. Such amount shall be adjusted based on the evolution of CER and on the final number of Redeemed Shares, in accordance with the clarifications provided in the proposal relating to Item Three of the Agenda;

(ii)	to make available for payment, in cash, as from August 29, 2011, a distribution amount, in addition to the one mentioned in paragraph (i), attributable to the non-appropriated profit amounts, of $62.71 for each “Class A” Preferred Share subject to the scheduled redemption to be considered as Item Three of the Agenda, payable only and exclusively to those holders of Redeemed Shares who accept the “pesificación” (i.e., conversion of U.S. Dollars to Argentine Pesos at a rate of US$1=AP$1) and release Nortel from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividend payments to be considered by the shareholders’ meeting –or made in the past and referred to the Redeemed Shares- and execute, before August 15, 2011, a settlement agreement with the Company, to the Company’s satisfaction, releasing and irrevocably and definitively terminating any of such claims. Such payment shall be made in Argentine pesos, following the execution of the agreement referred to above by the applicable shareholders.

(iii)	to carry forward the balance of non-appropriated profit amounts. Based on the resolutions approved by the Annual and Extraordinary General and Special “Class A” Shareholders’ Meeting held on April 7, 2011, which also approved a payment of basic preferred dividends to the “Class A” Preferred Shares, the balance of non-appropriated profit amounts to be carried forward is AR$2,173 million. The total amount arising from the payment of the additional distribution referred to in paragraph (ii) shall be deducted from the balance of non-appropriated profit amounts referred to above. In addition, such amount shall change as a result of the adjustment referred to in paragraph (i) above;

(v)	to grant full powers to the Board of Directors for purposes of perfecting payment to the “Class A” Preferred Shares of the basic dividends and corresponding amounts in cash which approval is proposed in paragraphs (i) and (ii) above. For such purpose, the Board may perform all legal and operative actions relating to the effective payment of such preferred basic dividends, and other corresponding amounts, including –without limitation- the power to make all applicable calculations, notify shareholders of the final amount payable resulting from the application of the CER corresponding to the date on which such amounts will be effectively made available; arrange for the applicable publications, notify the regulatory authorities, CNV, Buenos Aires Stock Exchange and any other applicable authority or agency, negotiate and execute the above-mentioned settlement agreements, perfect the payment of the additional distribution payable only and exclusively to those holders of Redeemed Shares who release the Company from any claim relating to the “pesificación”, the accrual of interest and the calculation, attribution or priority of all redemption and dividends payments to be considered by the shareholders’ meeting –or made in the past and referred to the Redeemed Shares- and execute a settlement agreement with the Company, to the Company’s satisfaction, releasing and irrevocably and definitively terminating any of such claims, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby.

Third Item: The Board of Directors proposes:

(i)	to approve the scheduled redemption, as from August 30, 2011 and once the distribution amount proposed in Item Two of the Agenda has been made available, pro rata of each “Class A” Preferred Shareholder, of 418,198 “Class A” Preferred Shares, at a par value of AR$10 per “Class A” Preferred Share, representing approximately 51% of the “Class A” Preferred Shares, pursuant to the terms and conditions of issuance, at a redemption price of AR$836.155681 per share (including adjustment by a projected CER as of August 30, 2011), which is subject to the application of the CER corresponding to the date on which the redemption value will be effectively made available. Based on the projected CER as of August 30, 2011, the aggregate redemption value of the Redeemed Shares amounts to AR$349,678,633.48;

(ii)

to reduce the Company’s capital stock in an amount resulting from the redemption of “Class A” Preferred Shares approved in paragraph (i) above, by reducing the account Capital Stock in an amount of AR$4,181,980 and the account Inflation Adjustment of Capital Stock in an amount of AR$6,645,209, which represent 5.48755% of each of such accounts, and by reducing the account Share Issue Premiums in an amount equal to the remaining balance of the aggregate redemption value to be paid to the “Class A” Preferred Shares. To inform

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that, applying the projected CER as of August 30, 2011, such remaining balance attributable to the Share Issue Premiums amounts to AR$338,851,444, which amounts shall be adjusted by the CER corresponding to the date on which the redemption value is effectively made available;

Summarizing, based on the projected CER as of August 30, 2011, the Company’s accounts would be reduced by the following amounts: Capital Stock: AR$4,181,980; Inflation Adjustment of Capital Stock AR$6,645,209 and Share Issue Premiums: AR$338,851,444, which total AR$349,678,633.

The foregoing calculation shall be adjusted by the CER corresponding to the date on which the redemption value will be effectively made available;

(iii)	if any fraction of a “Class A” Preferred Shareholder resulted from the approved redemption and its pro rata application on the aggregate of the holding of each “Class A” Preferred Shareholder, the shares aggregating such fractions (the “Additional Shares”) shall be subject to redemption at the same value set forth in paragraph (i) above, and the shareholders shall receive in cash the redemption value of their respective fraction in an effective and identical value as that set forth in paragraph (i) above.

(iv)	to reduce the Company’s capital stock in an amount resulting from the redemption of the Additional Shares by means of reducing the Company’s accounts in the manner mentioned in paragraph (ii) above;

To illustrate the above, as of the date hereof, based on the current distribution of the holdings of the “Class A” Preferred Shareholders, the Board estimates that four (4) Additional Shares will be redeemed; however, such amount will be finally determined based on the distribution of such holdings as of the date on which the redemption value will be effectively made available.

(v)	to grant full powers to the Board of Directors for purposes of completing the scheduled redemption of the “Class A” Preferred Shares, and the redemption and payment of the share fractions that may be applicable, as proposed in paragraphs (i) to (iv) above. For such purpose, the Board may perform all acts relating to the redemption of such shares and fractions, make all calculations and follow all applicable operative procedures, notify shareholders of the final amount payable resulting from the application of the CER corresponding to the date on which such amount will be effectively made available; notify the regulatory authorities, CNV, Buenos Aires Stock Exchange, the Inspección General de Justicia (the Corporations Office), and any other applicable authority or agency, the new amount of Capital Stock resulting from the approved reduction and of the various accounts that form such capital stock; include the new amount of the Capital Stock in the Company’s financial statements; arrange any publications; provide any explanations, respond to any queries and requests from the regulatory authorities, accept or reject any suggestion, request, observation or amendment that the regulatory authorities and/or the Company’s shareholders may make, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby; and

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(vi)	that the resolutions approved by the Meeting, and by the Board of Directors in any meetings held as a result of the granting of powers for which approval is proposed in paragraph (v) above, be formalized privately with the signature and legal capacity certified by a notary public, and that Ms. Magdalena Herrera Poitevin and Ms. Gisela Jacquelin be appointed so that any of them, individually and indistinctly, carry out all acts necessary to obtain the approval and registration of the capital stock reduction, granting them ample powers to arrange for the publications required by law and comply with all other steps required by the Comisión Nacional de Valores (CNV) [Argentine Securities Commission], the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), the Inspección General de Justicia (the Corporations Office) and any other applicable authority or agency, with the ability to provide any explanations, respond to any queries and requests from the regulatory authorities, accept or reject any suggestion, request, observation or amendment that the regulatory authorities may make, and perform all acts, arrangements and actions necessary to fully comply with the purposes of the powers granted hereby.

Fourth Item: The Board of Directors proposes that the Special Class “A” Preferred Stockholders’ Meeting ratify the resolutions approved by the Meeting in Items Second and Third of the Agenda, pursuant to the proposals made by the Board in connection with such Items.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 13, 2011	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager